----------------------

                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549
                           ----------------------


                                SCHEDULE TO
                               (RULE 14D-100)
         TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
                   OF THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO. 6)
                           ----------------------

                             DIME BANCORP, INC.
                     (Name of Subject Company (Issuer))

                      NORTH FORK BANCORPORATION, INC.
                    (Name of Filing Person (Offeror))

                  COMMON STOCK, $0.01 PAR VALUE PER SHARE
                       (Title of Class of Securities)

                                00025429 Q1
                   (CUSIP Number of Class of Securities)

                              JOHN ADAM KANAS
                            CHAIRMAN, PRESIDENT
                        AND CHIEF EXECUTIVE OFFICER
                      NORTH FORK BANCORPORATION, INC.
                           275 BROAD HOLLOW ROAD
                          MELVILLE, NEW YORK 11747

                               (631) 844-1004
               (Name, Address and Telephone Number of Person
 Authorized to Receive Notices and Communications on behalf of Filing Persons)

                                  Copy to:
                        WILLIAM S. RUBENSTEIN, ESQ.
                  SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                               4 TIMES SQUARE
                          NEW YORK, NEW YORK 10036
                               (212) 735-3000

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

   [x]    third-party tender offer subject to Rule 14d-1.
   [ ]    issuer tender offer subject to Rule 13e-4.
   [ ]    going-private transaction subject to Rule 13e-3.
   [ ]    amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

               This Amendment No. 6 (this "Amendment No. 6") amends and supplements the Tender Offer Statement on Schedule TO, dated March 15, 2000, as amended (the "Schedule TO"), filed by North Fork Bancorporation, Inc., a Delaware corporation ("North Fork"), and Fleet Boston Corporation, a Rhode Island corporation ("FleetBoston"), relating to the offer (the "Offer") by North Fork to exchange each issued and outstanding share of common stock, par value $0.01 per share (the "Dime Shares"), of Dime Bancorp, Inc., a Delaware corporation ("Dime"), for 0.9302 shares of common stock, par value $0.01 per share (the "North Fork Shares"), of North Fork and $2.00 in cash, on the terms and subject to the conditions described in the Prospectus (as defined below).

               On March 28, 2000, North Fork filed Amendment No. 1 to its registration statement on Form S-4 with the Securities and Exchange Commission relating to the North Fork Shares to be issued to stockholders of Dime in the Offer (the "Registration Statement"). The terms and conditions of the Offer are set forth in the preliminary prospectus dated March 27, 2000, which is a part of the Registration Statement (the "Prospectus"), and the related Letter of Transmittal, which are annexed to the Schedule TO as Exhibits (a)(14) and (a)(2), respectively.

ITEM 11.       ADDITIONAL INFORMATION.

               Item 11 of the Schedule TO is hereby amended and supplemented as follows:

1. The following section entitled "RISK FACTORS" is inserted before the section entitled "THE NORTH FORK OFFER" beginning on page 27 of the Prospectus:

                                RISK FACTORS

        In deciding whether to tender your shares pursuant to the offer, you should read carefully this prospectus and the documents to which we refer you. You should also carefully consider the following factors:

IF WE DO NOT SUCCESSFULLY INTEGRATE NORTH FORK'S AND DIME'S OPERATIONS, THE ANTICIPATED BENEFITS OF THE ACQUISITION OF DIME MAY NOT BE FULLY REALIZED

        If we complete the offer and our proposed merger, we will integrate two companies that have previously operated independently. We have not previously acquired an organization comparable in size to Dime or where there is the potential for management to be uncooperative in the integration process. Although we believe that the integration of Dime's operations into ours will not present any significant difficulty, there can be no assurance that we will not encounter difficulties in our efforts to integrate the operations of Dime with our operations. The diversion of the attention of management to the integration effort and any difficulties encountered in combining operations could adversely affect the combined company's business and results of operations.

        With total assets of $23.9 billion and total deposits of $14.3 billion as of December 31, 1999, Dime is both larger than us (we had total assets of $16.3 billion and total deposits of $9.2 billion on a pro forma basis as of such date, giving effect to our acquisitions of JSB Financial and Reliance Bancorp) and larger than any of the thrift institutions that we have acquired to date. However, we do not believe that asset size in and of itself is a significant driver of the relative level of difficulty in integrating an acquired institution. In fact, with respect to size, we believe that a more relevant factor affecting the difficulty of integrating an entity is the number of branches to be integrated. Dime's network of thrift branches consists of 127 offices, compared to our network of 154 branches. Excluding the 17 Dime branches that we have agreed to sell to FleetBoston, the 110 remaining Dime branches would represent our largest acquisition to date. By way of comparison, in February of this year we completed the acquisitions of JSB Financial and Reliance Bancorp, which together had a total of 42 branches. Although we do not believe Dime's size, whether in terms of assets, branches or otherwise, will result in any significant or unique difficulties with respect to our integration efforts, there can be no assurance that such factors will not present unforeseen problems in our efforts to integrate the operations of Dime with our operations.

        Although we believe that Dime's banking business (exclusive of Dime's mortgage banking subsidiary) is fundamentally similar to the businesses of the thrift institutions that we have acquired previously, we have not previously acquired a thrift institution with a presence in each and every separate business line, however small, in which Dime is engaged. However, excluding Dime's mortgage banking subsidiary (which we expect to continue to manage as a separate subsidiary), all of Dime's remaining significant business lines represent businesses in which we are actively engaged currently, and, in certain cases, with a larger operation than Dime's. Excluding Dime's mortgage banking subsidiary and Dime's investment portfolio (which simply represents balance sheet leverage and is not an actual business), Dime's retail banking operations constitute approximately 70% of Dime's remaining assets and consist mainly of real estate lending and consumer lending, both of which represent businesses in which we are, and a majority of our previous acquisition targets were, actively engaged. Dime's commercial banking operations constitute the other 30% of Dime's remaining assets and consist of commercial real estate lending and business lending. At December 31, 1999, Dime's combined commercial real estate and business loan portfolio was approximately $4.5 billion, while as of the same date our equivalent loan portfolio was approximately $5.38 billion (pro forma for JSB and Reliance).

        We have never acquired a thrift institution with a significant mortgage banking operation, nor do we have significant experience managing a mortgage banking business. However, we have assumed no cost savings or other integration efficiencies with respect to this segment of Dime's business, and we would seek to retain the senior management at Dime's mortgage banking subsidiary following completion of our acquisition of Dime. Although we do not believe that our lack of experience in acquiring or managing a mortgage banking operation comparable in size to Dime's will result in any significant difficulties, there can be no assurance that this lack of experience will not present unforeseen problems in our efforts to manage Dime's mortgage banking operations.

THERE IS NO GUARANTEE THAT WE WILL ACHIEVE PROJECTED COST SAVINGS

        We have estimated that by combining North Fork and Dime, we could realize cost savings of approximately $100 million per year (after tax). Because we were unable to discuss any of our cost savings assumptions or analyses with management of Dime and because we have had no access to Dime's internal information about its operations in connection with the preparation of our cost savings estimates, we have relied on publicly available information concerning Dime, our general knowledge of the markets in which we and Dime compete and our past experience with respect to our own operations and our integration of acquired financial institutions. If we were permitted access to Dime's internal information about its operations or if we were able to discuss our assumptions or analyses with Dime's management, our cost savings estimate might differ. In addition, although we believe that we have the requisite experience to realize the estimated cost savings and have achieved comparable cost savings in prior acquisitions, no assurance can be given that the estimated cost savings will be achieved or will occur in the time period anticipated. Furthermore, there can be no assurance that cost savings which are realized will not be offset by increases in other expenses, other charges to earnings or losses of revenue, including losses due to problems in integrating the Dime operations into North Fork.

        We expect to realize a significant portion of the cost savings through a merger of our bank subsidiary, North Fork Bank, and Dime's bank subsidiary, The Dime Savings Bank of New York, FSB, which will require additional regulatory approvals. These significant cost savings will not be realized unless and until we are able to complete the merger of these entities. Receipt of regulatory approval for this subsidiary merger is not a condition to the offer or the merger of Dime and North Fork. We currently intend to file the necessary regulatory applications with the New York State Banking Department and the Federal Deposit Insurance Corporation in order to obtain approval of the merger of Dime Savings Bank and North Fork Bank promptly following completion of the offer. Although we are not aware of any reason why such approvals will not be obtained in the ordinary course and within usual and customary time frames so as to permit us to realize our estimated cost savings in the time period estimated, there can be no assurance as to whether or when we will obtain such approvals.

THERE IS NO GUARANTEE THAT WE WILL NOT SUFFER NET REVENUE RUN-OFF

        In formulating our 2001 earnings estimates, we have not assumed any net run-off of revenue attributable to our acquisition of Dime. This assumption is based on our prior acquisition experience, where we have been able to grow net interest income and non-interest income while achieving targeted cost savings. In addition, we have not made any decisions with respect to branch closings because we do not have access to internal information of Dime from which we would expect to make such decisions. Accordingly, our earnings estimates do not assume the closure of any Dime (or North Fork) branches, although we would anticipate that certain branches will be closed. Based on our experience in prior acquisitions, we believe that any revenue reduction resulting from any branch closings would be offset by additional cost savings associated with such branch closings. If we were permitted access to non-public information regarding Dime's business plans and operations, our assumption of no net revenue run-off might differ. Although we intend generally to integrate Dime's operations and implement our cost savings measures in a manner that is designed to minimize the loss of revenues, there can be no assurance that some revenue will not be lost. Factors that could cause a loss of revenues include unanticipated loss of customers due to a lack of customer acceptance of our deposit, lending and investment products.

2. The section entitled "REASONS FOR THE NORTH FORK OFFER" beginning on page 27 of the Prospectus is revised in its entirety to read as follows:

                      REASONS FOR THE NORTH FORK OFFER

        We believe that our proposed acquisition of Dime represents a compelling opportunity to enhance value for both Dime and North Fork stockholders and to create a combined commercial banking franchise with a more prominent market position in the New York metropolitan area. Specifically, we estimate that a combination of North Fork and Dime would result in:

       o accretion to North Fork's diluted GAAP earnings per share of 14.9% for 2001;

       o accretion to North Fork's diluted cash earnings per share (i.e., reported earnings before amortization of intangibles) of 21.2% in 2001;

       o an increase in North Fork's pro forma book value as of December 31, 1999 (giving effect to North Fork's acquisitions of JSB and Reliance) from $7.34 per share to $11.27 per share; and

       o an increase in North Fork's pro forma tangible book value as of December 31, 1999 (giving effect to North Fork's acquisitions of JSB and Reliance) from $5.37 per share to $5.46 per share.

Since each Dime stockholder would become a North Fork stockholder upon completion of our offer and the merger, the accretion benefits to North Fork shares would be enjoyed by Dime stockholders as well. For additional information concerning our offer, Dime stockholders and others are referred to our Current Report on Form 8-K filed with the SEC on March 13, 2000, which includes the investor presentation materials with respect to our offer and a transcript of the related investor conference call held on March 6, 2000.

        In addition, we believe that the combination of North Fork and Dime will produce substantial benefits for Dime stockholders, including the following:

       o Significant Premium. Based on April 10, 2000 closing prices, our offer represents a premium of approximately 57% over the implied value of the proposed Dime-Hudson merger. Based on closing prices for North Fork common stock and Hudson common stock for each trading day since the announcement of our offer on March 5, 2000 through the date prior to the date of this document, the value of our offer has represented an average premium of approximately 39.4% over the implied value of the proposed Dime-Hudson merger.

       o Better Long-Term Growth Prospects. We believe that a combination of North Fork and Dime has better long-term growth prospects than the proposed Dime-Hudson merger, potentially resulting in increased stockholder value over the long-term. We have a proven history of strong profitability and growth in stockholder value based on several common benchmarks used to measure performance. The tables below set forth figures for certain common performance and profitability measurements for each of North Fork, Dime, Hudson, a bank peer group and a thrift peer group for Dime.

               On the basis of total return to shareholders, we have significantly outperformed Dime, Hudson and the bank and thrift peer groups.

                                               3 YEARS   5 YEARS  7 YEARS
                                               -------   -------  -------
Total Return to Shareholders (1)
----------------------------

      NORTH FORK                                58.3%   333.2%   645.6%

      Dime                                       5.1    100.1    234.0
      Hudson                                    24.4    127.2    225.8
      Bank Peer Group (2)                       31.3    150.3    178.8
      Thrift Peer Group (3)                    (11.6)   120.5     65.2


A comparison of our operating performance data to operating performance data of Dime, Hudson and the bank and thrift peer groups demonstrates our superior operating performance.



                                      1999     1998     1997     1996
                                      ----     ----     ----     ----
Return on Average Assets

      NORTH FORK                      1.92%    2.04%    1.75%    1.43%

      Dime                            1.11     1.13     0.64     0.62
      Hudson                          1.27     1.05     1.01     0.90
      Bank Peer Group (2)             1.34     1.40     1.39     1.31
      Thrift Peer Group (3)           0.88     0.83     0.64     0.72

Return on Average Common Equity

      NORTH FORK                     27.1%    25.2%    25.2%    19.9%

      Dime                           16.7     18.1     11.7     12.4
      Hudson                         20.2     14.0     12.6     10.6
      Bank Peer Group (2)            16.8     16.9     17.5     17.0
      Thrift Peer Group (3)          17.9     17.8     13.4     14.7

Net Interest Margin

      NORTH FORK                      4.16%    4.48%    4.42%    4.24%

      Dime                            2.91     2.68     2.51     2.40
      Hudson                          4.04     4.10     4.25     4.23
      Bank Peer Group (2)             3.89     3.95     4.17     4.20
      Thrift Peer Group (3)           2.54     2.57     2.66     2.75

Operating Efficiency Ratio (4)
--------------------------

      NORTH FORK                     33.2%    33.7%    37.5%    41.7%

      Dime                           62.2     63.5     56.7     57.4
      Hudson                         50.3     55.0     59.0     60.4
      Bank Peer Group (2)            51.1     52.4     52.4     53.1
      Thrift Peer Group (3)          46.0     51.1     54.1     57.9

--------------------------

(1) Defined as stock price appreciation plus reinvestment of all dividends in common stock of the issuer on a pre-tax basis. All periods end December 31 1999. Source: Bloomberg L.P.

(2) Averages for a Bank Peer Group consisting of Summit Bancorp, Associated Banc- Corp and M&T Bancorp. These three bank holding companies, together with North Fork, comprised a bank peer group utilized in certain analyses performed by Dime's financial advisor and described in the Joint Proxy Statement/Prospectus dated February 8, 2000 with respect to the proposed Dime-Hudson merger.

(3) Averages for a Thrift Peer Group for Dime consisting of Astoria Financial Corp., Sovereign Bancorp, Washington Mutual and Golden State Bancorp, Inc., which represents the peer group for Dime as per the Dime/Hudson investor presentation dated September 15, 1999 made in connection with the announcement of the proposed Dime-Hudson merger.

(4) Defined as noninterest expenses (excluding amortization of intangibles) divided by noninterest income (excluding securities gains and losses) plus net interest income, excluding all nonrecurring items.

      Source: SNL Securities and company reports (except data for Total Return to Shareholders - See note (1) above). Data has been adjusted for prior acquisitions accounted for as poolings of interests and to exclude nonrecurring items.

               Of course, past performance is not a guarantee of future results. However, as evidenced from the figures set forth above, we have consistently achieved strong profitability and operating results and superior shareholder returns.

     o Low Execution Risk. We have acquired nine banking institutions during the past ten years. The majority of these institutions were "thrift institutions" whose businesses focused primarily on gathering consumer deposits and making residential mortgage loans. We believe that Dime's banking business (exclusive of Dime's mortgage banking subsidiary) is fundamentally similar to the businesses of the majority of institutions that we have acquired. We believe that our ability to continually lower our efficiency ratio while integrating acquisitions demonstrates our ability to manage execution risk and maintain superior operating returns.

               In analyzing the combination with Dime, we assumed that cost savings of $155 million ($100 million after-tax) would be phased in by December 31, 2000, representing approximately 50% of our estimate of Dime's 2001 operating expenses related to its banking operations, approximately 25% of our estimate of Dime's total 2001 operating expenses and approximately 15% of our estimate of total non-interest expense for North Fork and Dime on a combined basis for 2001. In analyzing the anticipated benefits of the combination with Dime, we have not assumed the realization of any net revenue enhancements in connection with the transaction. See note 2 to the table below and see "- Cost Savings; Revenue Retention" below.

     o Improved Cash Dividends. During 1999 Dime paid dividends on its common stock of $0.23 per share. According to the Joint Proxy Statement/Prospectus dated February 8, 2000 for the proposed Dime- Hudson merger (the "Joint Proxy Statement/Prospectus"), following the proposed Dime-Hudson merger, Dime stockholders are expected to receive pro forma equivalent dividends of $0.60 per share (based on the exchange ratio of .60255 in the proposed Dime-Hudson merger and the proposed dividend of $1.00 per share that Dime United expects to pay if the proposed Dime-Hudson merger is completed). Based on our current annual dividend of $0.72 per share, Dime stockholders would receive a pro forma equivalent dividend of $0.67, or more than 190% above Dime's current annual dividend rate and more than 11% above the pro forma equivalent dividend per Dime share in the proposed Dime-Hudson merger. In the past five years, on a compounded basis, we have achieved a 40.1% annual growth rate in our per share dividend, compared to a 24.9% annual growth rate for Hudson's per share dividend over the same period. In addition to the increased dividend, Dime stockholders would have the opportunity to invest and earn a return on the cash portion of the consideration to be paid in the offer.

      Estimated Pro Forma 2001 Earnings Per Share. The table below sets forth the computation of our revised estimated 2001 pro forma earnings per share and cash earnings per share (earnings per share excluding the amortization of goodwill). We have revised our original pro forma earnings per share and cash earnings per share estimates based on pro forma financial information for North Fork and Dime on a combined basis as of and for the year ended December 31, 1999 and revised mean I/B/E/S 2001 diluted GAAP earnings per share estimates as of March 31, 2000 of $2.01 for North Fork and $2.52 for Dime (I/B/E/S is a data service that monitors and publishes compilations of earnings estimates by selected research analysts). Using the March 31 mean I/B/E/S stand-alone earnings per share estimates for North Fork and Dime, and assuming:

     o the realization of cost savings as estimated by our management (see "--Cost Savings; Revenue Retention" below),

     o         the impact of deleveraging the pro forma balance sheet,

     o the foregone net income from the proposed sale of branches to FleetBoston,

     o         foregone earnings on cash utilized in the transaction, and

     o purchase accounting adjustments on a basis consistent with the adjustments described in "Notes to Pro Forma Condensed Combined Financial Statements (Unaudited),"

we estimate that our proposed acquisition of Dime would result in accretion to our earnings per share and cash earnings per share as set forth in the table below. Factors that could affect our ability to achieve these results include, among other things:

     o the failure to achieve estimated cost savings in the amounts or in the time period estimated (see "Risk Factors" and "--Cost Savings; Revenue Retention"),

     o changes in interest rates, which could have an adverse effect on the combined company's net interest margin and earnings, and

     o changes in interest rates, which will affect the fair value of Dime's financial assets and liabilities, and changes in the market price of North Fork common stock between March 3, 2000 and the date that the value of the North Fork shares is determined for purchase accounting purposes, each of which could result in recognition of higher levels of goodwill and other intangibles, the amortization of which would reduce earnings.

In addition, the information in the table below is inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond our control. See "Forward-Looking Statements." The information in the table below and the related assumptions are not necessarily indicative of future performance, which may be significantly less favorable or more favorable than as set forth below.


                                                                      ESTIMATED 2001
                                                                        PRO FORMA
                                                                        NET INCOME
                                                                      --------------
                                                                    ($ in millions, except
                                                                      for per share data)
North Fork Net Income (1).......................................          $    347
Dime Net Income (1).............................................               283
                                                                           -------
Total Net Income................................................          $    630
                                                                           =======

After-Tax Adjustments:
   Cost Savings (2).............................................          $    100
   Net Revenue Enhancements/Run-off.............................                 0
   Foregone Earnings on Cash Disbursements (3)..................               (12)
   Branch Sale to FleetBoston and Deleveraging Impact (4).......               (41)
   Incremental Goodwill Amortization and Net Purchase Accounting
     Adjustments (5)............................................                (5)
                                                                           -------
Pro Forma Net Income (6)........................................          $    672
                                                                           =======

North Fork Per Share Impact:
   Pro Forma Diluted EPS (7)....................................          $   2.31
   Stand-Alone Diluted EPS (1)..................................          $   2.01
   GAAP Diluted EPS Accretion...................................              14.9%

   Goodwill Amortization........................................          $     78
   Pro Forma Diluted Cash EPS (7)...............................          $   2.57
   Stand-Alone Diluted Cash EPS.................................          $   2.12
   Cash Diluted EPS Accretion...................................              21.2%
-----------------------
(1) Based on March 31, 2000 mean I/B/E/S diluted GAAP earnings per share estimates for 2001 of $2.01 for North Fork and
    $2.52 for Dime.

(2) Assumes cost savings of $155 million in 2001 (or $100 million after tax), equivalent to approximately 50% of North
    Fork's estimate of Dime's 2001 operating expenses related to its banking operations, approximately 25% of North Fork's estimate of Dime's total 2001 operating expenses and approximately 15% of North Fork's estimate of combined total non-interest expense for North Fork and Dime for 2001. See
    "-Cost Savings; Revenue Retention" below.

(3) Reflects foregone earnings on cash disbursements in connection with the completion of the transaction at an assumed annual rate of 7.50% pre-tax. Cash disbursements consist of the $2.00 per Dime share cash component of the offer, the cash component of transaction costs (see Note 4 to the Pro Forma Condensed Combined Financial Statements
    (Unaudited)), and cash used in connection with cashing out
    Dime employee stock options and/or purchasing North Fork common stock in the market to satisfy the exercise of Dime employee stock options (see note (7) below), net of the $250 million in cash to be received in connection with FleetBoston's investment in North Fork.

(4) Reflects foregone earnings in an amount equal to assumed annual net pre-tax return of 2.00% on assets and deposits related to branches to be sold to FleetBoston (see "The
    Offer-Source and Amount of Funds"), and a 1.25% annual pre-tax margin related to the disposition of $2 billion in securities and retirement of associated liabilities to deleverage the balance sheet. Assumes that the sale of Dime branches to FleetBoston and the balance sheet deleveraging both will be completed on or prior to 12/31/2000.

(5) Assumes incremental goodwill amortized over 20 years and the net impact of all purchase accounting adjustments, with amortization of premium and accretion of discount over the estimated remaining life of the associated asset or liability. See "Pro Forma Condensed Combined Financial
    Statements (Unaudited)."

(6) Prior to dividends paid on convertible preferred stock issued to FleetBoston. Does not reflect any special or non-recurring charges that may be incurred in 2001 in connection with branch closings or consolidation of operations of Dime and North Fork. See Note (4) to the Pro
    Forma Condensed Combined Financial Statements (Unaudited).

(7) Based on Pro Forma Net Income and 291.0 million shares outstanding. Incorporates dilutive impact of convertible preferred stock and stock purchase rights issued to FleetBoston. Assumes cash out of all "in-the- money" Dime stock options at the aggregate spread value of such options, based on the value of our offer as of March 31, 2000, or, alternatively, the purchase in the market of shares of North
    Fork common stock necessary to satisfy exercise of such options. See Note (2) to the Pro Forma Condensed Combined
    Financial Statements (Unaudited). On a pro forma equivalent basis, Dime shareholders will receive North Fork shares with estimated 2001 diluted GAAP earnings per share of $2.41
    (calculated by multiplying 1.042, the all- stock equivalent exchange ratio (see "Comparative Per Share Data"), by estimated North Fork 2001 diluted earnings per share of $2.31), or approximately 4.4 percent less than the stand-alone I/B/E/S estimate of Dime's 2001 diluted GAAP earnings per share of $2.52. The all-stock equivalent exchange ratio assumes that a Dime stockholder reinvests the $2.00 cash per share received in the offer in shares of North Fork common stock on March 31, 2000. Certain Dime stockholders will realize taxable income on some or all of the $2.00 cash component of the offer. See "The
    Offer-Material United States Federal Income Tax
    Consequences."

      Cost Savings; Revenue Retention. Our estimate of cost savings in connection with our proposed acquisition of Dime is based on our estimate of the total cost to us to operate Dime's core banking business in 2001 as part of a combined North Fork- Dime. This estimate was based on various considerations, including our prior experience in acquiring thrift institutions, our existing cost structure and our estimate of the direct costs and marginal back office and lending costs necessary to operate acquired thrift branches. Because we were unable to discuss any of our cost savings assumptions or analyses with management of Dime and have had no access to Dime's internal information about its operations in connection with the preparation of our cost savings estimates, we have relied on publicly-available information concerning Dime, our general knowledge of the markets in which we and Dime compete and our past experience with respect to our own operations and our integration of acquired financial institutions.

      For purposes of arriving at our estimates, we analyzed Dime's core banking operations and Dime's mortgage banking subsidiary, North American Mortgage Company, as separate business segments. We did not assume any cost savings associated with Dime's mortgage banking business, even though Dime's own publicly-available information reflects a continued downsizing of this business.

      While we do not have sufficient information with respect to Dime's operations from which we may determine with precision where we would expect to derive our estimated cost savings, we have assumed that between 50% and 60% of these cost savings would be derived from reductions in salary expenses associated with consolidation of executive management and back office personnel (which generally would include personnel in accounting, audit, data processing, human resources, lending, marketing and retail operations and all other employees other than branch employees), between 10% and 15% of these costs savings would be associated with reduced costs from operation and maintenance of premises and equipment and the remaining amounts would be derived from the elimination of other redundant expenses as a result of consolidation of lending and back office operations. This assumption is based on our experience in prior acquisitions. The precise areas where cost savings will be obtained will depend on various factors including the extent to which various functions of Dime are handled internally or provided by third parties and the extent to which back office costs are allocated to other areas within Dime.

      In recent court papers filed by Dime in connection with certain pending litigation, Dime has asserted that our estimate of cost savings related to reductions in salary expenses for executive management and back office personnel of 50-60% of total estimated cost savings, or $77.5-$93 million, is misleading because Dime estimates that such expenses are less than $75 million annually. As stated above, we have not had access to any internal information concerning Dime's business or operations, and, for that reason, we are unable to determine precisely where our estimated cost savings would be achieved. Nevertheless, our aggregate cost savings estimate is based on our prior acquisition experience and our estimate of the costs to us to operate Dime's core banking business as part of a combined North Fork-Dime, and, accordingly, we believe our aggregate cost savings estimate is reasonable.

      Our estimate of cost savings of $155 million (or approximately $100 million on an after-tax basis) is equivalent to approximately 50% of our estimate of Dime's total operating expenses associated with its core banking operations for 2001 and 25% of our estimate of Dime's total operating expenses for 2001 on a consolidated basis. Our estimate of the total operating expenses associated with Dime's core banking operations on a stand-alone basis for 2001 was based on our estimate of Dime's fourth quarter operating expenses for its core banking operations, which was then annualized and grown at an assumed rate to reflect the impact of inflation. Our estimate of Dime's fourth quarter operating expenses for its core banking operations was derived from actual revenue, profit and depreciation and amortization information for Dime, both on a consolidated basis and for its individual business segments, as published in Dime's Quarterly Reports on Form 10-Q for the periods ended March 31, 1999, June 30, 1999, and September 30, 1999, and Dime's Annual Report on Form 10-K for the year ended December 31, 1999 which Dime filed on March 30, 2000, and an assumed 37% tax rate for Dime. We also reviewed other publicly-available information published by Dime, including its earnings release with respect to its operating results for the fourth quarter of 1999 and the full year 1999.

      In court papers filed by Dime in connection with its federal securities law allegations against us and our directors, Dime has asserted that our cost savings estimates are "completely out of line with recent comparable bank acquisitions, unprecedented and probably unachievable." Dime has attempted to support its assertions by pointing out that our estimated cost savings represent "86% of North Fork's current [1999] core expense base" and by making unsupported allegations that our costs savings estimates are "dramatically higher than the most aggressive projections for recently announced comparable in-market bank or thrift combinations."

      We believe that Dime's assertions are nothing more than a deliberate attempt to distort the facts. Dime's presentation of our cost savings estimate (which is based on our estimate of Dime's 2001 operating expenses for its banking business) as a percentage of our own 1999 expense base is an irrelevant comparison because we are not the company being acquired, Dime is - and our intention is to impose our cost structure on Dime's operations. In this regard, we believe it is important to understand that our historical overhead ratio is among the lowest for any banking institution in the country. In other words, we have one of the lowest-cost, most efficient overhead structures of any bank in the United States. In fact, of the 100 largest banks in the United States based on market capitalization, we had the lowest overhead ratio in 1999 (Source: SNL Securities). Accordingly, any amount of estimated cost savings will appear larger when compared to our already-lean cost base. By comparison, Dime's overhead ratio is almost twice as high as ours and far higher than the overhead structure of its own peer group (see the second preceding table above and note 3 thereto).

      More importantly, our targeted cost savings are, in fact, consistent with the level of estimated cost savings in our previous acquisitions, and are neither "unprecedented" nor "dramatically higher than the most aggressive projections" for recently announced comparable transactions, as evidenced by the two tables below, which reflect the estimated cost savings for our four most recent public in-market thrift acquisitions and for seven comparable in-market thrift acquisitions announced in 1998 and 1999 with a transaction value of $500 million or greater. In fact, two of those comparable transactions, Roslyn Bancorp/TR Financial Corp. and Astoria Financial/Long Island Bancorp, involved in-market combinations of two New York metropolitan-area thrifts where the cost savings estimates amounted to 52% and 50%, respectively, of the acquired company's total operating expense base. When reviewing the table for comparable in-market thrift acquisitions, we believe it is important to note the efficiency ratio of the acquiror compared to the efficiency ratio of the acquired company. Compared to all the companies in the table, we have the lowest efficiency ratio and Dime has the highest.


             NORTH FORK IN-MARKET ACQUISITIONS-COST SAVINGS ESTIMATES


 Date Announced               Target Company              Purchase Price (1)   % Cost Savings (2)
 --------------               --------------              ------------------   ------------------
8/31/99                        Reliance Bancorp, Inc.          $354.4              52.0%
8/16/99                        JSB Financial, Inc.             592.6                66.0
10/7/97                        New York Bancorp Inc.           831.6                50.0
7/15/96                        North Side Savings Bank         210.0            30.0 to 45.0
-------------------------

      (1)      In millions.  Source:  SNL Securities.
      (2) Announced cost savings (pre-tax) as a percentage of target company's noninterest expense (excluding amortization of intangibles).


                COMPARABLE IN-MARKET THRIFT ACQUISITIONS-COST SAVINGS ESTIMATES


                                                                                  Efficiency Ratios(3)
                                                                                  -------------------
   Date                                                Purchase       % Cost
 Announced       Acquiror              Target          Price (1)    Savings (2)   Acquiror   Target
 ---------       --------              ------         ----------    -----------   --------   ------
8/16/99     North Fork           JSB Financial, Inc.    $592.6         66.0%        34.4%     47.3%
5/26/98     Roslyn Bancorp       TR Financial Corp.    1,114.1         52.0         40.6      45.6
4/3/98      Astoria Financial    Long Island Bancorp   1,765.7         50.0         50.3      58.9
3/17/98     Washington Mutual    H.F. Ahmanson & Co.   9,907.0         40.0         53.3      54.0
2/5/98      Golden State Bancorp First Nationwide      1,806.0         46.0         55.9     75.7(4)
1/14/98     Fifth Third Bancorp  CitiFed Bancorp, Inc.  725.4          40.0         43.3      59.4
1/5/98      Fifth Third Bancorp  State Savings Co.      903.3          35.0         43.3      47.5
                                                                      ------
            AVERAGE                                                    47.0%
            AVERAGE (EXCLUDING NORTH FORK/JSB)                         43.8%
3/5/00      NORTH FORK           DIME BANCORP          $1,993.0      50.0%(5)       33.2%     62.2%
-------------------------

      (1)      In millions.  Source:  SNL Securities.
      (2) Announced cost savings (pre-tax) as a percentage of target company's noninterest expense (excluding amortization of intangibles).
      (3) Efficiency ratio for last twelve months prior to announcement. Efficiency ratio is the quotient obtained by dividing noninterest expense (excluding amortization of intangibles) by net interest income plus noninterest income
               (exclusive of nonrecurring items). Source: SNL Securities and SEC reports.
      (4)      Efficiency ratio for year ended 12/31/96.
      (5) Estimated cost savings represent 50% of our estimate of Dime's 2001 operating expenses for its banking business
               (exclusive of Dime's mortgage banking subsidiary) and 25% of our estimate of Dime's total 2001 operating expenses.

      We believe that we have the requisite experience to realize the estimated cost savings and have achieved comparable cost savings in prior acquisitions, although no assurance can be given that the estimated cost savings will be achieved or will occur in the time period anticipated. In addition, cost savings may not be limited to Dime's core banking business but may include cost savings associated with Dime's mortgage banking subsidiary as we continue to evaluate this business segment. There can be no assurance that cost savings realized will not be offset by increases in other expenses, other charges to earnings or losses of revenue. See "Risk Factors" and "Forward-Looking Statements."

      As indicated in the table above, we have not assumed any net revenue enhancements in formulating our estimate of 2001 earnings per share. In addition, we have not assumed any net run-off in revenue attributable to our acquisition of Dime. This latter assumption is based on our prior acquisition experience, where we were able to grow net interest income and non-interest income while achieving targeted cost savings. In addition, we have not made any decisions with respect to branch closings because we do not have access to internal information of Dime from which we would expect to make such decisions. Accordingly, our pro forma 2001 earnings per share estimate does not assume the closure of any Dime (or North Fork) branches, although we would anticipate that certain branches will be closed. Based on our experience in prior acquisitions, we believe that any revenue reduction that might result from any branch closings would be offset by additional cost savings associated with such branch closings.

      If we were permitted access to non-public information regarding Dime's business plans and operations, our assumptions of no net revenue enhancements and no net revenue run-off might differ. We intend generally to implement our cost savings measures and to integrate the operations of the two companies in a manner that is designed to minimize the loss of revenues, although there can be no assurance that some revenue will not be lost. Factors that could cause a loss of revenues include unanticipated loss of customers due to a lack of customer acceptance of our deposit, lending and investment products and services. See "Risk Factors."

      We note that we have not previously acquired an organization comparable in size to Dime or where there is the potential for management to be uncooperative in the integration process. Although we believe that the integration of Dime's operations into ours will not present any significant difficulty, the integration of Dime into North Fork could result in difficulties that could adversely affect the results of operations of the combined company. See "Risk Factors" and "Forward-Looking Statements."

                                 SIGNATURE
               After due inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement relating to it is true, complete and correct.

Dated:  April 11, 2000

                                    NORTH FORK BANCORPORATION, INC.

                                    By:  /s/ Daniel M. Healy
                                         -------------------------
                                           Name:  Daniel M. Healy
                                           Title: Executive Vice President and
                                                  Chief Financial Officer